Exhibit 99.2

Unaudited Interim Consolidated Financial Statements of

HELIX BIOPHARMA CORP.

For the three months ended October 31, 2010 and 2009

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Helix BioPharma Corp. Unaudited Interim Consolidated Balance Sheets (In thousands of Canadian dollars)

	October 31, 2010	July 31, 2010

Assets

Current assets
Cash and cash equivalents	$19,525	$13,125
Accounts receivable (note 7)	1,461	1,365
Inventory	787	780
Prepaid and other expenses	247	398
	22,020	15,668

Other receivables (note 4)	459	459

Capital assets	1,889	1, 987
	$24,368	$18,114

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable (note 7)	$1,565	$1,435
Accrued liabilities (note 7)	363	821
Deferred lease credit	25	25
	1,953	2,281

Deferred lease credit – non current:	66	72

Shareholders’ equity (note 5)	22,349	15,761

Contingent liability (note 12)
Subsequent events (note 13)
	$24,368	$18,114

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Operations (In thousands of Canadian dollars, except per share amounts)

	For the three months ended October 31
	2010	2009

Revenue
Product revenue	$1,105	$903
License fees and royalties	100	117
	1,205	1,020

Expenses
Cost of sales	414	418
Research and development	2,401	2,925
Operating, general and administration	976	677
Sales and marketing	258	261
Amortization of capital assets	107	98
Stock-based compensation	694	160
Interest income, net	(50)	(14)
Foreign exchange (gain)	(35)	(42)
	4,765	4,483

Loss before income taxes	(3,560)	(3,463)

Income taxes	3	10
Net loss for the period	$(3,563)	$(3,473)

Loss per common share
Basic and diluted	$(0.06)	$(0.06)

Weighted average number of commons shares used in the calculation of basic and diluted loss per common share	64,259,139	56,991,911

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp. Unaudited Interim Consolidated Statement of Comprehensive Loss (In thousands of Canadian dollars)

	For the three months ended October 31
	2010	2009

Comprehensive loss:
Net loss for the period	$(3,563)	$(3,473)

Other comprehensive (loss), net of income taxes:
(Decrease) in fair value of available-for-sale investments	-	(7)
Total comprehensive loss	$(3,563)	$(3,480)

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Deficit (In thousands of Canadian dollars)

	For the three months ended October 31
	2010	2009

Deficit, beginning of period	$(87,263)	$(72,794)

Net loss for the period	(3,563)	(3,473)
Deficit, end of period	$(90,826)	$(76,267)

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp. Unaudited Interim Consolidated Statement of Changes in Shareholders’ Equity (In thousands of Canadian dollars)

			Share purchase					Accumulated
	Common shares		warrants					other	Total
		Number		Number	Stock	Contributed		comprehensive	shareholders'
	Amount	of shares	Amount	of warrants	options	surplus	Deficit	income	equity
Balances, July 31, 2010	$90,718	59,975,335	$3,102	10,025,000	$3,476	$5,728	$(87,263)	$–	$15,761
Net loss for the period	–	–	–	–	–	–	(3,563)	–	(3,563)
Common stock, issued	7,394	4,530,000	–	–	–	–	–	–	7,394
Warrants, issued	–	–	2,063	4,530,000	–	–	–	–	2,063
Stock based compensation	–	–	–	–	694	–	–	–	694
Balances, October 31, 2010	$98,112	64,505,335	$5,165	14,555,000	$4,170	$5,728	$(90,826)	$–	22,349

			Share purchase					Accumulated
	Common shares		warrants					other	Total
		Number		Number	Stock	Contributed		comprehensive	shareholders'
	Amount	of shares	Amount	of warrants	options	surplus	Deficit	income	equity
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$3,386	$4,792	$(72,794)	$56	$17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(7)	(7)
Common stock, issued	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued	–	–	3,055	6,625,000	–	–	–	–	3,055
Stock based compensation	–	–	–	–	160	–	–	–	160
Balances, October 31, 2009	$90,118	59,800,335	$3,102	10,025,000	$3,546	$4,792	$(76,267)	$49	25,340

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Cash Flows (In thousands of Canadian dollars)

	For the three months ended October 31
	2010	2009

Cash provided by (used in)

Operating activities
Net loss for the period	$(3,563)	$(3,473)
Items not involving cash
Amortization of capital assets	107	98
Deferred lease credit	(6)	(8)
Stock-based compensation	694	160
Foreign exchange (gain)	(35)	(42)
Change in non-cash working capital
Accounts receivable	(96)	(125)
Inventory	(7)	(9)
Prepaid and other expenses	151	357
Accounts payable	130	685
Accrued liabilities	(458)	9
	(3,083)	(2,348)
Financing activities
Proceeds from issue of common shares and warrants, net of issue costs	9,457	11,597
	9,457	11,597
Investing activities
Purchase of capital assets	(9)	(245)
	(9)	(245)
Effect of exchange rate changes on cash and cash equivalents	35	42

Increase in cash and cash equivalents	6,400	9,046

Cash and cash equivalents, beginning of period	13,125	14,494
Cash and cash equivalents, end of period	$19,525	$23,540
Supplemental cash flow information
Interest received	$50	$8
Income taxes paid	$46	$–

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Operations

Helix BioPharma Corp. (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

2. Basis of presentation

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements with a reconciliation to accounting principles generally accepted in the United States disclosed in note 14 to the unaudited interim consolidated financial statements for the period ended October 31, 2010, and do not include all the information required for complete financial statements. They are consistent with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended July 31, 2010, with the exception of the changes outlined in notes 3 and 14. These unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2010. When necessary, these unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

These unaudited interim consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly-owned subsidiaries and all inter-company transactions are eliminated upon consolidation.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption. While the Company estimates it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

3. New accounting standards and pronouncements

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2010 except for the following recently adopted accounting standards and pronouncements, which have been adopted effective August 1, 2010.

Recently adopted

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of this EIC did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s unaudited interim consolidated financial statements.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company plans to have the conversion to IFRS completed as per the required timeline.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Business combinations, non-controlling interests and unaudited interim consolidated statements
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Unaudited interim consolidated and Separate Financial Statements; and Handbook Section 1601, Unaudited interim consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of unaudited interim consolidated financial statements, replacing Handbook Section 1600, Unaudited interim consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

4. Other receivables

Other receivables represent research and development investment tax credits which are not classified as current accounts receivables. At October 31, 2010, cash refundable investment tax credits total $638,000 (July 31, 2010 – $838,000) of which $179,000 (July 31, 2010 – $379,000) is included in current accounts receivable and $459,000 is classified as other receivables (July 31, 2010 – $459,000).

5. Shareholders equity

Preferred shares
Authorized 10,000,000 preferred shares. Nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value.
As at October 31, 2010 the Company has 64,505,335 (July 31, 2010 – 59,975,335) common shares issued and outstanding.

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock. Share issue costs totalling $1,984,000 were proportionately allocated to the share purchase warrants ($523,000) and common stock ($1,461,000), respectively.

On August 6, 2010, the Company completed a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until August 5, 2013. Of the gross proceeds amount, $2,400,900 was allocated to the share purchase warrants based on fair value and the residual amount of $8,607,000 was allocated to common stock. Share issue costs totalling $1,551,000 were proportionately allocated to the share purchase warrants ($338,000) and common stock ($1,213,000), respectively.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table provides information on share purchase warrants outstanding as at:

	October 31, 2010		July 31, 2010
	Weighted average	Number of share	Weighted average	Number of share
	remaining contractual	purchase warrants	remaining contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	0.92	3,400,000	1.17	3,400,000
$2.87	1.85	6,625,000	2.11	6,625,000
$3.40	2.76	4,530,000	–	–
Outstanding		14,555,000		10,025,000

Stock options
The Company’s stock option plan reserves up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company’s current issued and outstanding common shares as at October 31, 2010, options to purchase up to 6,450,533 common shares may be granted under the plan. As at October 31, 2010, options to purchase a total of 4,734,500 shares have been issued and are outstanding under the plan. Options are granted at the fair market value of the Company’s stock at the grant date, vest at the discretion of the Board, and may have terms of up to 10 years.

The following table provides information on stock options outstanding and exercisable as at:

	October 31, 2010		July 31, 2010
		Weighted average		Weighted average
		exercise price		exercise price
	Number	per share	Number	per share
Outstanding, beginning of period	3,691,500	$ 2.19	3,564,000	$ 2.00
Issued, during the period	1,043,000	2.43	968,000	2.74
Exercised	–	–	(175,000)	2.00
Forfeited/Expired	–	–	(665,500)	2.00
Outstanding, end of period	4,734,500	$ 2.25	3,691,500	$ 2.19
Exercisable, end of period	2,206,250	$ 2.28	1,942,375	$ 2.26

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table provides information on options outstanding and exercisable as at:

	October 31, 2010			July 31, 2010
			Number of			Number of
	Weighted average	Number of	vested and	Weighted average	Number of	vested and
Exercise	remaining contractual	options	exercisable	remaining contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$1.68	6.13	2,065,000	1,032,500	6.38	2,065,000	1,032,500
$2.43	4.79	1,043,000	260,750	-	-	-
$2.74	4.12	968,000	254,500	4.37	968,000	251,375
$3.00	0.75	658,500	658,500	1.00	658,500	658,500
Outstanding	4.68	4,734,500	2,206,250	4.90	3,691,500	1,942,375

Stock-based compensation
On August 17, 2010 the Company issued 1,043,000 options to purchase common stock with an exercise price of $2.43. The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant. All the options granted on August 17, 2010 would be fully vested by August 17, 2013.

On December 14, 2009 the Company issued 968,000 options to purchase common stock with an exercise price of $2.74. The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant. All the options granted on December 14, 2009 would be fully vested by December 14, 2012.

Stock based compensation expense for the three month period ended October 31, 2010 and 2009 totalled $694,000 and $160,000 respectively. The stock based compensation expense for the three month period ended October 31, 2010 and 2009 relate to stock options granted on August 17, 2010, December 14, 2009 and December 17, 2008 and are being expensed over their vesting period.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Number		Risk free				Fair value
	of options	Volatility	interest	Dividend	Expected	Vesting	of options
Grant Date	issued	factor	rate	rate	life	period	granted
August 17, 2010	1,043,000	67.10%	2.18%	0.00%	5 years	3 years	$ 1,440
December 14, 2009	968,000	70.26%	2.56%	0.00%	5 years	3 years	$ 1,548
December 17, 2008	2,070,000	64.30%	2.44%	0.00%	8 years	3 years	$ 2,525

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

6. Capital risk management

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

On August 6, 2010 the Company raised additional capital from a private placement which is disclosed in notes 5.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

7. Financial instruments and risk management

The Company has classified its financial instruments as follows as at:

	October 31, 2010		July 31, 2010
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial Assets:
Held for trading
Cash and cash equivalents	$ 19,525	Level 1	$ 13,125	Level 1
	19,525		13,125
Financial Liabilities:	–		–
Net financial assets	$ 19,525		$ 13,125

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Fair value hierarchy
Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 reflects valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 reflects valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 reflects valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The financial instruments in the Company’s financial statements, measured at fair value, are the cash and cash equivalents and investment.

Fair value
The fair value of financial instruments as at October 31, 2010 and July 31, 2010 approximates their carrying value because of the near-term maturity of these instruments.

Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Market risk
Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company has recently maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies are as follows as at:
	October 31, 2010			July 31, 2010
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
Cash and cash equivalents	318	34	–	352	281	–
Accounts receivable	299	–	–	303	–	–
Accounts payable and accruals	(181)	(341)	(16)	(292)	(513)	(16)
Net foreign currencies	436	(307)	(16)	363	(232)	(16)
Closing exchange rate	1.4200	1.0202	1.6347	1.3401	1.0283	1.6135
Impact of 1% change in exchange rate	+/- 6	+/- 3	+/- 0	+/- 5	+/- 2	+/- 1

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at:
	October 31, 2010	July 31, 2010
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$446	$269
31 to 60 days	162	123
61 to 90 days	22	52
Over 90 days	8	–
Trade accounts receivable	$638	$444
Royalty	39	42
Government related – HST and VAT	594	499
Research and development investment tax credits	179	379
Other	17	7
	$1,467	$1,371
Allowance for doubtful accounts – trade account	(6)	(6)
	$1,461	$1,365

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at:
	October 31, 2010			July 31, 2010
	Carrying amount	Less than one year	Greater than one year	Carrying amount	Less than one year	Greater than one year
Accounts payable & accruals	$1,928	$1,928	$–	$2,256	$2,256	$–

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

8. Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The table below summarizes the Company’s segmented information as at:
	October 31, 2010	July 31, 2010
Canada:
Product revenue	$1,013	$832
License fee and royalty revenue	–	–
United States:
Product revenue	92	71
License fee and royalty revenue	–	–
Europe:
Product revenue	–	–
License fee and royalty revenue	100	117
	$1,205	$1,020

The following table summarizes the percentages by the top customers by revenue category as at:
	October 31, 2010	July 31, 2010
Product revenue - top five customers	56%	58%
License fee and royalty - represented by Helsinn	100%	100%

The top five customers included in trade accounts receivable represent approximately 66% and 61% respectively of the Company’s total trade accounts receivable as at October 31, 2010 and July 31, 2010 respectively.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the Company’s assets by geographic region as at October 31, 2010:
	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets
Canada	$19,040	$1,037	$787	$183	$459	$1,184
USA	34	–	–	60	–	705
Europe	451	424	–	4	–	–
	$19,525	$1,461	$787	$247	$459	$1,889

The following table summarizes the Company’s assets by geographic region as at July 31, 2010:
	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets
Canada	$12,365	$959	$780	$246	$459	$1,246
USA	289	–	–	15	–	741
Europe	471	406	–	137	–	–
	$13,125	$1,365	$780	$398	$459	$1,987

9. Related party transactions

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

A director of the Company is a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Cangene bioPharma Inc., a subsidiary of Cangene Corporation.

The Company had the following related party transactions for the three month period ended October 31:
	2010	2009
Legal fees to Cawkell Brodie Glaister LLP	$30	$61
Contracted fill-finish services with Cangene bioPharma, Inc.	$153	$150

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

10. Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects: Topical Interferon Alpha-2b and DOS47.

Topical Interferon Alpha-2b
The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states. Topical Interferon Alpha-2b is currently being developed for the treatment of early-stage cervical dysplasia and ano-genital warts caused by HPV infections.

DOS47
The Company’s DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer. The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47. The Company’s first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the three month periods ended October 31:
	2010	2009
Topical Interferon Alpha-2b	$1,054	$1,550
DOS47	1,347	1,375
	$2,401	$2,925

11. Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

12. Contingent liability

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these unaudited interim consolidated financial statements relating to this indemnification.

13. Subsequent events

In November 2010, the Company filed a base shelf prospectus with the Ontario Securities Commission and related registration statement with the SEC which would allow the Company to raise up to US$75,000,000 until late December, 2012.

In December 2010, the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn Birex Pharmaceuticals Limited (“Helsinn”). The parties also entered into a new supply agreement where Helsinn will supply Klean-Prep® to the Company with terms extending over a ten year period, subject to certain performance conditions. Upon closing, Helsinn will pay Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Helsinn has the right to purchase the U.S. rights to Klean-Prep for 900,000 Euros. Helsinn’s right to purchase the U.S. rights and its royalty free U.S. license to Klean-Prep® will expire if Helsinn does not achieve U.S. commercialization within two years, or if Helsinn does not pay the 900,000 Euros in accordance with a predetermined schedule within two years after U.S. commercialization.

The agreements with Helsinn are effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

14. Differences between Canadian and US GAAP

The unaudited interim consolidated financial statements as at October 31, 2010 and 2009 have been prepared in accordance with Canadian GAAP, which varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are described below.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Unaudited interim consolidated balance sheets

The following table reconciles the Company’s unaudited interim consolidated balance sheets under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP as at:
	October 31, 2010		July 31, 2010
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Assets:
Current	$22,020	$22,020	$15,668	$15,668
Other receivables	459	459	459	459
Capital assets	1,889	1,889	1,987	1,987
	24,368	24,368	18,114	18,114
Liabilities:
Current	1,953	1,953	2,281	2,281
Non-current	66	66	72	72
	2,019	2,019	2,353	2,353
Shareholders’ Equity	22,349	22,349	15,761	15,761
Liabilities and Shareholders’ Equity	$24,368	$24,368	$18,114	$18,114

Other than shareholders’ equity there are no reconciling differences in balance sheet components between Canadian GAAP and US GAAP. For reconciling difference to shareholder’s equity between Canadian and US GAAP, see the unaudited interim consolidated statement of shareholders equity section below.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Unaudited interim consolidated statement of operations and comprehensive loss

The following table reconciles the loss for the year as reported in the Company’s unaudited interim consolidated statements of operations and comprehensive loss under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the three month periods ended October 31:
	2010	2009
Net loss for the year per Canadian GAAP	$(3,563)	$(3,473)
Net loss for the year per US GAAP	$(3,563)	$(3,473)
Other comprehensive income (loss) under Canadian and US GAAP:
Fair value adjustment of available-for-sale investments	-	(7)
Total comprehensive loss per Canadian and US GAAP	$(3,563)	$(3,480)
Basic and diluted loss per common share
under Canadian and US GAAP	$(0.06)	$(0.06)
Weighted average number of common shares
under Canadian and US GAAP	64,259,139	56,991,911

Research and development expense
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under US GAAP, investment tax credits and other research and development credits would be reclassified as a reduction of income tax expense. For each of the three month periods ended October 31, 2010, and 2009, the Company received research and development tax credits of $nil and $nil.

Basic and diluted loss per common share
The number of weighted average common shares outstanding in the calculation of both basic and diluted loss per share was the same under Canadian and US GAAP for each of the three month periods ended October 31, 2010, and 2009 respectively.

Total comprehensive loss
Total comprehensive loss was the same under Canadian and US GAAP for each of the three month periods ended October 31, 2010, and 2009 respectively.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Unaudited interim consolidated statement of shareholders’ equity

The following table reconciles the Company’s unaudited interim consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP as at:
October 31, 2010					July 31, 2010
Canadian		Stock based	Relative versus	US	Canadian	Stock based	Relative versus	US
	GAAP	compensation	residual value	GAAP	GAAP	compensation	residual value	GAAP
Common shares	$98,112	$(230)	$1,705	$99,587	$90,718	$(230)	$1,353	$91,841
Share purchase warrants	5,165	–	(1,271)	3,894	3,102	–	(919)	2,183
Stock options	4,170	–	–	4,170	3,476	–	–	3,467
Contributed surplus	5,728	(1,240)	(434)	4,054	5,728	(1,240)	(434)	4,054
Deficit, end of period	(90,826)	1,470	–	(89,356)	(87,263)	1,470	–	(85,761)
	$22,349	$–	$–	$22,349	$15,761	$–	$–	$15,761

Stock-based compensation to employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under US GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. There exists a difference between Canadian and US GAAP for the intrinsic and variable plan measurement for employee based options granted to employees prior to August 1, 2005 under US GAAP and for the fair value measurement of such awards under Canadian GAAP. The Company’s estimate of forfeitures at the time of granting was nil under US GAAP.

Stock-based compensation to non-employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 did not require recording or presentation under Canadian GAAP.

Under US GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). The Company had not issued any options to non-employees as at August 1, 2003 and as a result, the adoption of this standard did not have any impact on the Company’s unaudited interim consolidated financial statements.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table represents the allocation of stock-based compensation expense for the three month periods ended October 31:
	2010	2009
Research and Development	$266	$63
Operating, general and administration	391	78
Sales and marketing	37	19
	$694	$160

Relative fair value versus residual value in allocation of valuation between common shares and warrants

Under Canadian GAAP the gross proceeds on the issuance of common shares and warrants is allocated based on the residual method. Under US GAAP the allocation is based on relative fair value.

The following table depicts the unaudited interim consolidated statement of changes in shareholders’ equity in accordance with US GAAP for the three month period ended October 31, 2010:
			Share purchase					Accumulated
	Common shares		warrants					other
							comprehensive		Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2010	$91,841	59,975,335	$2,183	10,025,000	$3,476	$4,054	$(85,793)	$–	$15,761
Net loss for the period	–	–	–	–	–	–	(3,563)	–	(3,563)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Common Stock, issued	7,746	4,530,000	–	–	–	–	–	–	7,746
Warrants, issued	–	–	1,711	4,530,000	–	–	–	–	1,711
Stock based compensation	–	–	–	–	694	–	–	–	694
Balances, October 31, 2010	$99,587	64,505,335	$3,894	14,555,000	$4,170	$4,054	$(89,356)	$–	22,349

23 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table depicts the unaudited interim consolidated statement of changes in shareholders’ equity in accordance with US GAAP for the three month period ended October 31, 2009:
			Share purchase					Accumulated
	Common shares		warrants					other
							comprehensive		Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2009	$81,981	53,175,335	$67	3,400,000	$2,355	$3,929	$(71,324)	$55	$17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss) –		–	–	–	–	–	–	(7)	(7)
Common Stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Stock based compensation	–	–	–	–	160	–	–	–	160
Balances, October 31, 2009	$91,462	59,800,335	$2,183	10,025,000	$2,515	$3,929	$(74,797)	$48	25,340

New accounting standards and pronouncements

Recently adopted

Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements
In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's unaudited interim consolidated financial statements.

Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition [ASU 2010-17]
In April 2010, the FASB issued Accounting Standards Update 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition [ASU 2010-17]. This update provides guidance on defining a milestone under Topic 605 and determines when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's unaudited interim consolidated financial statements.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three month periods ended October 31, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Not yet adopted

Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market [ASU 2010-13]

In April 2010, the FASB issued Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market [ASU 2010-13]. This update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

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